Exhibit 99.1

AnPac Bio Announces Board and Management Changes

Philadelphia PA, October 3, 2022 – AnPac Bio-Medical Science Co., Ltd. (Nasdaq: ANPC) (“AnPac Bio” or the “Company”), a biotechnology company with operations in the United States and China focused on early cancer screening and detection, today announced changes to its board composition and management team.

Mr. Haohan Xu has been appointed as a director of the board of directors (the “Board”), Co-Chairperson of the Board and Co-Chief Executive Officer of the Company. Mr. Xu is the Chief Executive Officer of Apifiny Group Inc., a digital asset trading infrastructure provider based in New York, United States and has been actively engaged in the fintech industry with past directorship and senior executive positions held at fintech companies including Mercurity Fintech Holding Inc. (Nasdaq: MFH).

Ms. Xiaoyu Li has been appointed as a director of the Board and as Chief Financial Officer of the Company. Ms. Li has extensive experience in investor relations and investment. From May 2018 to August 2021, Ms. Li served as a director of Mercurity Fintech Holding Inc. (Nasdaq: MFH), where Ms. Li previously worked at the investor relations department from 2012 to 2013.

Mr. Tianruo (Robert) Pu has been appointed as a director of the Board, chairperson of the audit committee and member of the compensation committee as well as nominating and corporate governance committee. Mr. Pu currently serves as an independent director of Autohome Inc. (NYSE: ATHM; HKSE: 2518), One Connect Financial Technology (NYSE: OCFT) and 3SBio Inc. (HKSE: 1530).

Mr. Zhigang (Frank) Zhao has been appointed as a director of the Board, chairperson of the compensation committee and member of the audit committee as well as nominating and corporate governance committee. Mr. Zhao has over two decades of experience in financial and accounting management with auditing firms and public companies.

Mr. Honggang (Harvey) Tian has been appointed as a director of the Board, chairperson of the nominating and corporate governance committee and member of the audit committee as well as compensation committee. Mr. Tian is an experienced investment professional, with particular focus in Internet and high-tech industries.

In relation to the above appointments, each of Mr. Chris Chang Yu, Jinqiu Tang, Xing Pu, Ren Luo, Jianhua Shao and Guo Feng will resign as a director and/or officer of the Company. These changes are expected to become effective in early October after the completion of customary onboarding processes, including required filings with The Registry of Corporate Affairs in the British Virgin Islands.

Under the new structure, Dr. Chris Chang Yu will continue to manage the Company’s cancer screening technology development and grow its business.

“We are delighted to welcome Mr. Haohan Xu, Ms. Xiaoyu Li, Mr. Tianruo Pu, Mr. Zhigang Zhao and Mr. Honggang Tian to the Board and management team,” said Dr. Chris Yu, Co-Chairman of the Board and Co-Chief Executive Officer of the Company. “We believe their experience and expertise will provide significant value to AnPac Bio as we continue to explore growth opportunities in our early cancer screening and detection business, and explore strategic alternatives to further unlock value for shareholders. On behalf of the Board, I would also like to express my sincere gratitude to the departing directors for their incredible contribution to the Company during their tenure on the Board, and wish them well for the future.”

For investor and media inquiries, please contact:

Company:

Phil Case, Marketing and Investor Relations

Phone: +1-267-810-6776 (US)

Email: phil_case@AnPacbio.com

Inventor Relations:

Ascent Investor Relations LLC

Tina Xiao, President

Phone: +1-917-609-0333 (US)

Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, our ability to comply with Nasdaq Listing Rules, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. Additionally, all forward-looking statements are subject to the “Risk Factors” detailed from time to time in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

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